Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-249538) and related prospectus of PHX Minerals Inc. for the registration of Class A common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated December 13, 2021, with respect to the financial statements of PHX Minerals Inc., and the effectiveness of internal control over financial reporting of PHX Minerals Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Oklahoma City, Oklahoma

April 7, 2022